JONES APPAREL GROUP, INC.
1411 BROADWAY, NEW YORK, NEW YORK  10018

May 15, 2007

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	William Choi Andrew Blume John Fieldsend
Re:	Re: Jones Apparel Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 26, 2007 Form 10-K/A for the Fiscal Year Ended December 31, 2006 Filed April 27, 2007 File No. 1-0746

Dear Messrs. Choi, Blume and Fieldsend:

        On behalf of Jones Apparel Group, Inc., a Pennsylvania corporation ("we," "Jones" or the "Company"), we hereby submit the following in response to the comment letter dated May 7, 2007, received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), concerning the Company's above-referenced periodic filings.

        To assist in your review, the Company's responses follow the sequentially numbered comments in your letter. The text of your comments appears in bold, and our responses to those comments immediately follow. In addition, we have included as Appendix A to this letter our proposed revisions to the disclosure in our Form 10-K for the fiscal year ended December 31, 2006, which we propose to incorporate in and file as Amendment No. 2 to the Company's Annual Report on Form 10-K/A. Appendix A also contains one copy of the proposed revisions marked to reflect changes from the corresponding disclosure in our Form 10-K filed on February 26, 2007.

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 35

1.	In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your goodwill or indefinite-lived intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

        In our future periodic reports, we will make the revisions and expand the disclosure as requested.

Results of Operations, page 35

2.	Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the change in wholesale moderate apparel revenues from fiscal year 2005 to 2006 is due to decreases and increases of shipments in certain product lines and the discontinuance of other product lines. While this information is beneficial to the reader, you do not explain why your shipments increased or decreased or why you discontinued the identified product lines. A discussion of the relevant factors and trends that led to the changes in revenues would be beneficial to the reader. See SEC Release No. 33-8350.

        We have expanded the disclosure under the Results of Operations section of Management's Discussion and Analysis of Financial Condition and Results of Operations to include discussion of factors, trends or other underlying reasons for changes in operating results between periods.

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

3.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the change in retail revenues from fiscal year 2005 to 2006, please quantify, in dollars, the extent to which the change is attributable to the various contributing factors, such as new store openings and comparable store sales. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

        We have expanded the disclosure under the Results of Operations section of Management's Discussion and Analysis of Financial Condition and Results of Operations to quantify, where possible, the extent to which a change in operating results between periods is attributable to each of multiple factors. However, we have not included quantitative revenue information by brand because we do not believe that such specific information is material to investors and believe that its release would cause us competitive harm.

Consolidated Statements of Cash Flows, page 51

4.	Please separately present stock based compensation expense as a non-cash charge in your reconciliation of net income/loss to net cash provided by operating activities.

        We have added a separate line item to the Consolidated Statement of Cash Flows to identify stock-based compensation expense, which was previously included in depreciation and other amortization. Stock-based compensation expense is also disclosed in the Consolidated Statements of Stockholders' Equity.

Summary of Accounting Policies

Derivative Financial Instruments, page 52

5.	You disclose that your derivatives "are highly effective hedges because all the critical terms of the derivative instruments match those of the hedged item." Please tell us the methods you use to measure ineffectiveness for your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If you use the short-cut or matched terms methods, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 65 or 68 of SFAS 133.

        We have primarily used two types of derivatives - foreign currency forward contracts and interest rate swaps. As of December 31, 2006, we only had outstanding foreign currency contracts relating to Canadian dollars, euros and British pounds. Each forward contract is for the purchase of inventory at a specific time, where the purchase price must be paid in the foreign currency. The notional amount of the each contract matches forecasted inventory purchases.

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

        We have concluded that these hedges are highly effective based on paragraph 65 of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which states:

"Whether a hedging relationship qualifies as highly effective sometimes will be easy to assess, and there will be no ineffectiveness to recognize in earnings during the term of the hedge. If the critical terms of the hedging instrument and of the entire hedged asset or liability (as opposed to selected cash flows) or hedged forecasted transaction are the same, the entity could conclude that changes in fair value or cash flows attributable to the risk being hedged are expected to completely offset at inception and on an ongoing basis. For example, an entity may assume that a hedge of a forecasted purchase of a commodity with a forward contract will be highly effective and that there will be no ineffectiveness to be recognized in earnings if:

a. The forward contract is for purchase of the same quantity of the same commodity at the same time and location as the hedged forecasted purchase.
b. The fair value of the forward contract at inception is zero.
c. Either the change in the discount or premium on the forward contract is excluded from the assessment of effectiveness and included directly in earnings pursuant to paragraph 63 or the change in expected cash flows on the forecasted transaction is based on the forward price for the commodity."

        Our forward contracts are for the same time period as the hedged forecasted purchase (typically a specific future month). On the date we enter into these contracts with a financial institution, the fair value is always zero. The value of the hedge contract will therefore move in value equal to and opposite from the change in value of the forecasted inventory purchase when translated into U.S. dollars, as the change in expected cash flows on the forecasted transaction and the value of the hedge are completely based on the changes in foreign exchange rates. There are no other effects on the fair value of the forward contracts, and the fair value does not depend on our creditworthiness. Thus, under paragraph 65, we have concluded that these contracts are highly effective, and we have no ineffectiveness to recognize in earnings. Our foreign currency forward contracts do not have a material effect on our results of operations.

        We have also used interest rate swaps as hedging instruments to convert our fixed-rate debt to floating-rate debt and treasury rate locks to fix the treasury rate component of certain debt offerings. We had no outstanding hedges of these types at December 31, 2006. While these hedges were in place, we assumed no ineffectiveness as we met all of the applicable conditions of paragraph 68 of SFAS No. 133, as follows:

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

  the notional amount of the hedges exactly matched all or a specific part of our debt offering;
  the fair value of the hedge at inception was zero;
  the debt offerings were not prepayable;
  the expiration date of the hedge and the maturity date of the debt offering matched exactly;
  there was no floor or ceiling on the variable interest rate of the hedge; and
  the variable interest rate repricing occurred on a quarterly or semi-annual basis.

Revenue Recognition, page 54

6.	We note that you record allowances for estimated sales returns. Please clarify whether the reduction in sales is based on the gross profit of the related transactions or total estimated revenue related to estimated returns with an offsetting credit to cost of sales.

        We primarily record the total estimated revenue related to the allowance for estimated sales returns with an offsetting credit to cost of sales. One of our subsidiaries, which conducts retail operations, historically had reduced sales for the gross profit of the related transactions but changed to the two-step "gross" method effective for fiscal year 2007. Our returns reserve is not material, amounting to approximately 2% of gross accounts receivable at December 31, 2006.

        In response to the comment, we have expanded the discussion of revenue recognition in this section to disclose that we reduce sales primarily for total estimated revenue related to estimated returns with an offsetting reduction to cost of sales for the cost of the estimated returns.

Advertising Expense, page 54

7.	We note that you classify cooperative advertising payments in expense, as opposed to a reduction of revenues. Please tell us how your expense classification complies with EITF 01-09.

        We classify cooperative advertising expense as an expense, as opposed to a reduction in revenues, based on the guidance found in Issue 1 of EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Issue 1 (paragraph 9) states:

"The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a. The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient's purchase of the vendor's products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b. The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor's income statement."

        We meet both of the conditions to overcome the presumption of reduced revenue. Under our cooperative advertising program, we reimburse the wholesale customer for the cost of running specific advertisements that feature our products exclusively. To obtain this reimbursement, the wholesale customer must send to us a copy of the advertisement, along with support for the cost of placing the advertisement for our approval. Therefore, we meet the requirement under (a) above, because the identifiable benefit is the specific advertisement for our product, which is separable from our customer's purchase of our products, since we could place the advertisement directly with the newspaper or magazine if we chose to do so.

        We also meet the requirement under (b) above regarding the fair value of the benefit, because the customer must provide detailed support for the costs incurred in placing the advertisement. We believe these would be the same costs that we would incur if we ran the advertisement ourselves.

        This is the same situation addressed by Example 3 of EITF 01-9, in which the EITF concluded that the cost of the advertising allowance would be a cost incurred when recognized, not a reduction of revenue:

"Company Q is receiving from the retailer an identifiable benefit (advertising) in return for the allowance. That benefit is sufficiently separable from the retailer's purchase of Company Q's phones because Company Q could have purchased that advertising

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

from another party that does not purchase Company Q's phones. Therefore, the first condition of the model is met. Assuming that the fair value of that benefit can be reasonably estimated and that amount equals or exceeds the amount of the advertising allowance, the advertising allowance would be characterized as a cost incurred when recognized in Company Q's income statement."

8.	We note that you present advertising expense net of reimbursements for cooperative advertising. We believe that you should disclose the amounts of cooperative advertising funds netted against expense for each period presented to meet the disclosure objectives of SOP 93-7. Please modify your disclosure in future filings accordingly.

        In our future periodic reports, we will disclose the amounts of cooperative advertising funds netted against expense for each period presented.

Stock Options, page 55

9.	We note that you changed the stock-based compensation amortization period for employees eligible to retire from the period over which the awards vest to the period from the grant date to the date the employee is eligible to retire. Please tell us and disclose in future filings the impact of this change in policy so that investors can compare results of operations pre and post adoption of SFAS 123R.

        The adoption of SFAS No. 123(R) required us to change the amortization period for employees eligible to retire from the period over which the grants vest to the period between the grant date and the date the employee is eligible to retire. Under our 1999 Stock Incentive Plan, in the case of awards made after January 1, 2006, retirement is defined as voluntary termination of employment by a participant who has reached age 60 with at least ten years of service. Only three employees who received grants during 2006 have a retirement date that predates the vesting date of their grant. This policy change affected a total of 15,500 shares of restricted stock granted during 2006, and the increased expense resulting from this policy change was approximately $130,000 for the full year 2006. In our future periodic reports, we will disclose any amounts resulting from this policy change that are material.

Sale of Polo Jeans Company Business, page 62

10.	Please tell us what consideration, if any, you gave to showing the sale of your Polo Jeans Company business as discontinued operations pursuant to SFAS 144 and EITF 03-13.

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

        Upon our sale of the Polo Jeans Company business to Polo Ralph Lauren Corporation, we analyzed the transaction for possible discontinued operations classification under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations." We determined that we did not have a discontinued operation, as we had continuing involvement based on paragraph A26 of SFAS 144 and Issue 1, paragraphs 4 and 6, of EITF 03-13, the relevant portions of which are excerpted below:

        From SFAS 144:

"A26. The entity has experienced losses associated with certain brands in its beauty care products group.

a. The entity decides to exit the beauty care business and commits to a plan to sell the product group with its operations. The product group is classified as held for sale at that date. The operations and cash flows of the product group will be eliminated from the ongoing operations of the entity as a result of the sale transaction, and the entity will not have any continuing involvement in the operations of the product group after it is sold. In that situation, the conditions in paragraph 42 for reporting in discontinued operations the operations of the product group while it is classified as held for sale would be met.

b. The entity decides to remain in the beauty care business but will discontinue the brands with which the losses are associated. Because the brands are part of a larger cash-flow-generating product group and, in the aggregate, do not represent a group that on its own is a component of the entity, the conditions in paragraph 42 for reporting in discontinued operations the losses associated with the brands that are discontinued would not be met."

        The circumstances described in paragraph A26(b) of SFAS No. 144 are analogous to the circumstances surrounding the sale of the Polo Jeans Company business. Polo Jeans Company was only one of several denim and sportswear brands manufactured and sold by our Sun Apparel subsidiary from its Mexican facilities and was not an independent legal entity. With the sale, we effectively discontinued selling the Polo Jeans Company brand, but we have not discontinued the selling of all similar denim and sportswear products. Polo Jeans Company was a part of a larger group of denim products which includes Jones Jeans, Gloria Vanderbilt Jeans, l.e.i., Joneswear Jeans and miscellaneous private labels. We also introduced a replacement jeanswear product under the Nine West Jeans brand in late 2006 and have additional plans to replace a portion of

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

the Polo Jeans Company product line with a similar Anne Klein denim product line for the Fall 2007 season. We also continued to sell similar-priced sportswear and jeanswear products to the former Polo Jeans Company wholesale customers (primarily department store chains), primarily under our Jones New York Signature and Nine West brands. In addition, we agreed to continue to manufacture Polo Jeans Company products in our Mexican facilities for Polo Ralph Lauren Corporation for a period of time subsequent to the sale. Accordingly, we have continuing involvement in the general business of which Polo Jeans Company was a part.

From EITF 03-13, Issue 1:

"4. The Task Force reached a consensus on Issue 1 that the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those continuing cash flows are direct or indirect. Continuing cash flows are cash inflows or outflows that are generated by the ongoing entity and are associated with activities involving a disposed component. If continuing cash flows are generated, the determination as to whether those continuing cash flows are direct or indirect should be based on their nature and significance. If any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation. Conversely, if all continuing cash flows are indirect (that is, not direct), the cash flows are considered to be eliminated and the disposed component meets the paragraph 42(a) criterion to be considered a discontinued operation. The assessment as to whether continuing cash flows are direct cash flows should be based on management's expectations using the best information available."

"6. The revenue-producing activities (cash inflows) of the component have been continued and therefore are considered direct cash flows if:

a. Significant cash inflows are expected to be recognized by the ongoing entity as a result of a migration of revenues from the disposed component after the disposal transaction; or
b. Significant cash inflows are expected to be received by the ongoing entity as a result of the continuation of activities between the ongoing entity and the disposed component after the disposal transaction."

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

        The key condition of "migration" appears in Paragraph 6(a). The term "migration" is defined under EITF 03-13, footnote 2, as follows:

"The term migration means the ongoing entity expects to continue to generate revenues and (or) incur expenses from the sale of similar products or services to specific customers of the disposed component... There is a presumption that if the ongoing entity continues to sell a similar commodity on an active market after the disposal transaction, the revenues and (or) costs would be considered a "migration."

        As discussed above, we continued to offer similar products (and thus generated revenues) to the same wholesale customers who purchased Polo Jeans Company from us, including the new Nine West Jeans product line. Thus, we "migrated" (or expect to migrate) revenues after the disposal transaction (including pursuant to plans to replace Polo Jeans Company products with similar Anne Klein products). Based on the above paragraphs from EITF 03-13, we believe that this would be considered a "migration" with "direct" cash flows that would constitute continuing involvement, prohibiting us from reporting the Polo Jeans Company business as a discontinued operation.

Common Stock, page 68

11.	Please disclose the reasons for your stock repurchases and discuss the impact you expect future purchases to have on your short- and long-term liquidity, if any.

        Our Board of Directors has authorized our common stock repurchases as a tax-effective means to enhance shareholder value and distribute cash to shareholders and, to a lesser extent, to offset the impact of dilution resulting from the issuance of employee stock options and shares of restricted stock. We believe that we have sufficient sources of funds to repurchase shares without significantly impacting our short-term or long-term liquidity. In authorizing future share repurchase programs, our Board of Directors gives careful consideration to both our projected cash flows and our existing capital resources.

        We have included this disclosure under the Capital Stock note to the financial statements and in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Supplemental Pro Forma Condensed Financial Information, page 80

12.	Please tell us how the columns in your condensed consolidating financial statements comply with the requirements of Rule 3-10 of Regulation S-X and that you have met

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

the conditions for presenting condensed consolidating financial statements rather than separate financial statements of subsidiary issuers and guarantors.

        Our presentation of financial information of subsidiary issuers and guarantors of the debt of Jones is based on paragraph (f) of Rule 3-10 of Regulation S-X, the relevant portions of which are excerpted as follows:

"(f) Multiple subsidiary guarantors of securities issued by the parent company of those subsidiaries. When a parent company issues securities and more than one of its subsidiaries guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the subsidiary guarantors if:

(1) Each of the subsidiary guarantors is 100% owned by the parent company issuer;
(2) The guarantees are full and unconditional;
(3) The guarantees are joint and several; and
(4) The parent company's financial statements are filed for the periods specified by Sections 210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

(i) The parent company;
(ii) The subsidiary guarantors on a combined basis;
(iii) Any other subsidiaries of the parent company on a combined basis;
(iv) Consolidating adjustments; and
(v) The total consolidated amounts."

        For the outstanding debt securities of Jones at December 31, 2006 (consisting of $250 million each of 4.250% Senior Notes Due 2009, 5.125% Senior Notes due 2014 and 6.125% Senior Notes due 2034), the following subsidiaries of Jones (collectively, including Jones, the "issuers") acted as co-issuers and co-obligors of the debt:

  Jones Apparel Group Holdings, Inc. ("Holdings")
  Jones Apparel Group USA, Inc. ("Jones USA")
  Nine West Footwear Corporation ("Nine West")
  Jones Retail Corporation ("Jones Retail")

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

        The details of this debt offering can be found in our Registration Statement on Form S-4/A (Registration No. 333-123021), filed on April 12, 2005.

        Jones owns 100% of Holdings, which in turn owns 100% of Jones USA, Nine West and Jones Retail. Neither Jones nor Holdings have any independent assets or operations; both are strictly holding companies. Jones USA, Nine West and Jones Retail are operating companies.

        Therefore, under paragraph (f) of Rule 3-10 of Regulation S-X, subsidiary financial statements of each company are not required, because: (1) each subsidiary is directly or indirectly 100% owned by Jones; (2) the subsidiaries are joint issuers and co-obligors and fully and unconditionally guarantee the debt of Jones; (3) the liability is joint and several; and (4) the financial statements of the Company include a footnote presenting the required financial information. This footnote combines the issuers into one column. A separate column for Jones is not required under Note 1 to paragraph (f), as Jones has no independent assets or operations, and there are no restrictions on distributions to Jones by any of the subsidiaries, as described in the footnote paragraph preceding the financial information. All non-issuing subsidiaries are combined into the "others" column, and consolidating adjustments are reported in the "eliminations" column as required by paragraph (f)(4).

        We have deleted the second paragraph under the Supplemental Pro Forma Condensed Financial Information note to the financial statements because it related only to debt securities that were no longer outstanding as of either December 31, 2005 or December 31, 2006.

Item 9A. Controls and Procedures, page 83

13.	We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control system are met." Also, we note your statement that your "President and Chief Executive Officer and our Chief Financial Officer concluded that, subject to the limitations noted above, both [y]our disclosure controls and procedures and [y]our internal controls and procedures are effective in timely alerting them to material information required to be included in [y]our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms...." As opposed to stating that your disclosure controls and procedures and your internal controls and procedures are effective "subject to the limitations noted above," please revise your disclosure to indicate, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level you discuss. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures and the "subject to the limitations noted above" language. See Section II.F.4 of

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

        We have revised the first sentence of the fifth paragraph of this section to delete the phrase "subject to the limitations noted above" but have retained the reference to the "reasonable assurance" level in that sentence. We believe that reference is appropriate in light of the "reasonable assurance" discussion in the third paragraph of this section.

14.	In the second full paragraph on page 84, you state "[e]xcept as noted above, there have been no other changes in our internal controls over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting." Please remove the first part of this statement indicating that "there have been no other changes" in your internal controls over financial reporting. Instead, please state specifically that there were changes in your controls and procedures over financial reporting that occurred during your last fiscal quarter.

        We have added a new first sentence to the sixth paragraph of this section which specifically states that we made changes in our internal controls and procedures during our last fiscal quarter in connection with the implementation of the SAP enterprise resource planning system. In addition, we have deleted the seventh paragraph of this section.

Exhibit 31

15.	Please remove the titles of Peter Boneparth and Efthimios P. Sotos in the first lines only of your certifications. See Item 601(b)(3l)(i) of Regulation S-K.

        We have removed the title of the officers signing the certifications in the first lines of the certifications, as requested.

Schedule II, page 94

16.	We note footnotes (1), (4), and (6) to your valuation and qualifying accounts schedule that indicate the increase in your reserve accounts as a result of business acquisitions. Please tell us how you determined it was appropriate to carry-over acquirees' reserves in light of the guidance in SOP 03-3. In addition, if certain reserve additions are reflected as a reduction of revenues, please revise the "Charged to costs and expenses" column heading as appropriate.

        Footnotes (1), (4) and (6) of Schedule II to our Form 10-K refer specifically to acquired accounts receivable reserves. We record the acquired receivables "gross" with their

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

corresponding reserves primarily for mechanical reasons, as the acquired reserves are not invoice-specific and, therefore, cannot be allocated to each and every acquired customer receivable in the accounting systems that we employ. The reserves are evaluated at acquisition and adjusted as needed to record the "net" accounts receivable at fair value, as required under paragraph 37(b) of SFAS No. 141, "Business Combinations":

"37. The following is general guidance for assigning amounts to assets acquired and liabilities assumed, except goodwill:

b. Receivables at present values of amounts to be received determined at appropriate current interest rates, less allowances for uncollectibility and collection costs, if necessary"

        As the reported acquired reserves relate to non-interest bearing trade receivables only, we do not believe they fall under the scope of Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer," which states, "This SOP applies to all nongovernmental entities, including not-for-profit organizations, that acquire loans (investors)."

        We have revised the "Charged to costs and expenses" column heading in Schedule II, as requested, to read "Charges against revenues or to costs and expenses," because certain reserves are recorded as a reduction of revenues.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2006

17.	Please amend this document based on the comments above as applicable.

        We will file Amendment No. 2 to Form 10-K to incorporate the changes indicated above.

        The Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that you will find our responses to the comments of the Commission's staff satisfactory. If further information regarding any aspect of this response letter is required, please

Mr. William Choi
Mr. Andrew Blume
Mr. John Fieldsend
Securities and Exchange Commission
May 15, 2007

contact the undersigned at (212) 642-3908 or Ira M. Dansky, Executive Vice President and General Counsel, at (212) 536-9526.

Very truly yours, /s/ Wesley R. Card Wesley R. Card Chief Operating and Financial Officer

Appendix A

(page numbers refer to page numbers in
Form 10-K, filed February 26, 2007)

Under "Results of Operations - 2006 Compared to 2005" (pp. 36 - 37):

        Wholesale better apparel revenues decreased primarily due to the sale of the Polo Jeans Company business ($278.9 million of the decrease) and the discontinuance of our Easy Spirit apparel line, which we discontinued due to poor retail performance, and our Jones New York Country apparel line, which we discontinued because we were offering similar products under our Jones New York Signature brand. Decreases in shipments of our Jones New York Sport product line as a result of order reductions from its largest customer were partially offset by increased customer orders for our Nine West apparel product line.

        Wholesale moderate apparel revenues decreased primarily due to decreased shipments of our l.e.i., Joneswear, Nine & Co., Norton McNaughton and Bandolino product lines (primarily to J.C. Penney Company, Inc., Sears Holding Corporation and Kohl's Corporation, who are replacing these brands in their locations with private-label and other products) and the discontinuance by our wholesale customers of their exclusive A|Line, Joneswear Jeans, C.L.O.T.H.E.S. and Latina product lines (primarily sold at J.C. Penney Company, Inc. and Sears Holding Corporation locations). These decreases were partially offset by increased shipments resulting from higher customer orders for our Gloria Vanderbilt and GLO product lines and increased shipments of private label products, including the new Duckhead product line.

        Wholesale footwear and accessories revenues decreased due to (1) decreased shipments of our Nine West accessory product line due to poor performance and the consolidation of Federated Department Stores, Inc. ("Federated") and May Department Stores ("May"); (2) decreased shipments of our Enzo Angiolini, Sam & Libby and Easy Spirit footwear product lines (primarily due to the Federated and May consolidation and reduced orders from Dillard's Inc. and Kohl's Corporation); (3) discontinuance of the Bandolino and l.e.i. costume jewelry product lines due to poor retail performance; and (4) discontinuance of the licensed Tommy Hilfiger costume jewelry product line as a result of the termination of the licensing arrangement. These decreases were partially offset by increased shipments of our Anne Klein and Circa Joan & David footwear product lines due to higher customer orders resulting from strong product performance at retail and an increase in our international footwear business.

        Retail revenues increased due to $71.1 million in revenues from new store openings and a $58.7 million additional revenues resulting from a 4.7% increase in comparable store sales (comparable stores are stores that have been open for a full year, are not scheduled to close in the current period and are not scheduled for an expansion or downsize by more than 25% or relocation to a different street or mall). We began 2006 with 1,086 retail locations and had a net increase of 46 locations during the period to end the period with 1,132 locations.

        SG&A Expenses. SG&A expenses were $1.34 billion in 2006 and $1.33 billion in 2005. A $59.1 million decrease due to the sale of the Polo Jeans Company business and headcount reductions as a result of our strategic initiatives were offset by $34.1 million of increased expenses resulting from the opening of new retail stores, $11.5 million of higher advertising expenses, $4.3 million recorded in the wholesale better apparel segment in the current period related to the closing of the Secaucus warehouse, $1.2 million recorded in the retail segment related to the closing of our Stein Mart retail locations, $2.3 million recorded in the wholesale moderate apparel segment related to the closing of our Mexican production facilities and $10.0 million recorded in the wholesale footwear and accessories segment related to the termination of a former executive officer and the settlement of litigation concerning a license agreement.

SG&A expenses for 2006 also included $2.6 million in the retail segment and $0.9 million recorded in the licensing, other and eliminations segment related to the termination of the former executive officer. SG&A expenses for 2005 included approximately $3.1 million as a result of an arbitration award to a former employee, approximately $3.6 million related to the closing of our Bristol warehouse facility and $1.7 million related to the denim restructuring in the wholesale moderate apparel segment, offset by one-time gains of $5.1 million in the better wholesale apparel segment as a result of a recovery of unauthorized markdown allowances from Saks Incorporated (relating to sales made by Kasper prior to the date of acquisition) and $5.2 million in the retail segment from a landlord repurchase of a retail store operating lease.

Under "Results of Operations - 2005 Compared to 2004" (p. 38):

        In the wholesale better apparel segment, decreased shipments of the Polo Jeans Company, Kasper Suit, Jones New York Signature, Jones New York Dress and Le Suit product lines (due to lower wholesale customer orders) were partially offset by increased shipments of our Nine West, Jones New York Collection and Anne Klein product lines due to higher customer orders based on the products' performance at the retail level.

        Wholesale moderate apparel revenues decreased primarily as a result of a reduction in shipments of our Norton McNaughton product line (primarily as a result of the decision by J.C. Penney Company, Inc. and Sears Holding Corporation to no longer carry this brand) and our l.e.i., private label denim, Erika and Evan-Picone product lines (due to lower wholesale customer orders). These reductions were partially offset by increases in our Gloria Vanderbilt, Nine & Company and Bandolino product lines due to higher customer orders, as well as initial shipments of several new product lines, including Pappagallo, Rena Rowan, C.L.O.T.H.E.S., A|Line (which launched in the third quarter of 2004) and the W and Latina private label product lines.

        Wholesale footwear and accessories revenues decreased primarily due to decreased shipments in our Nine West accessories (due to lower wholesale customer orders) and our Nine West footwear product line (as a result of Dillard's Inc.'s decision to no longer carry this brand) and our Easy Spirit and Enzo Angiolini footwear product lines (due to lower wholesale customer orders), partially offset by the product lines added as a result of the Maxwell acquisition ($98.6 million for the portion of 2005 for which there were no corresponding shipments in 2004) as well as an increase in our international footwear business.

        Retail revenues increased primarily as the result of approximately $522.0 million in incremental sales from the locations added as a result of the Barneys acquisition as well as $33.2 million in revenues from new footwear and apparel store openings, partially offset by a $1.4 million revenue reduction resulting from a 0.2% decrease in comparable store sales. We began 2005 with 1,037 retail locations and had a net increase of 49 locations during the period to end the period with 1,086 locations.

Under "Liquidity and Capital Resources" (pp. 40 - 41):

        We repurchased $306.2 million, $235.2 million and $194.9 million of our common stock on the open market during 2006, 2005 and 2004, respectively. As of December 31, 2006, a total of $1.4 billion had been expended under announced programs to acquire such shares and there were no amounts remaining under any uncompleted programs. On February 13, 2007, our Board of Directors authorized an additional $300 million for future stock repurchases. We may make additional share repurchases in the future depending on, among other things, market conditions and our financial condition.

        Proceeds from the issuance of common stock to our employees exercising stock options amounted to $32.4 million, $13.4 million and $35.5 million in 2006, 2005 and 2004, respectively.

Consolidated Statements of Cash Flows (p. 51):

Jones Apparel Group, Inc.
Consolidated Statements of Cash Flows
(All amounts in millions)

Year Ended December 31,	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(144.1)	$ 274.3	$ 301.8

Adjustments to reconcile net (loss) income to net cash provided by operating activities, net of acquisitions and sale of Polo Jeans Company business:
Loss on sale of Polo Jeans Company business	45.1	-	-
Gain on sale of stock in Rubicon Retail Limited	(17.4)	-	-
Cumulative effect of change in accounting for share-based payments	(3.1)	-	-
Impairment losses on property, plant and equipment	8.6	-	-
Trademark impairments	50.2	-	0.2
Goodwill Impairment	441.2	-	-
Amortization of original issue discount	-	-	1.3
Amortization expense in connection with employee stock options and restricted stock	17.9	18.3	16.5
Depreciation and other amortization	87.3	84.5	91.2
Equity in earnings of unconsolidated affiliates	(4.5)	(3.2)	(3.8)
Dividends received from unconsolidated affiliates	-	1.3	2.0
Provision for losses on accounts receivable	0.6	1.2	(0.8)
Deferred taxes	(152.8)	42.8	52.8
Loss on repurchase of Zero Coupon Convertible Senior Notes	-	-	8.4
Losses on sales of property, plant and equipment	1.8	5.0	3.8
Other items, net	0.8	(2.2)	-
Changes in operating assets and liabilities:
Accounts receivable	46.3	(11.1)	7.0
Inventories	(16.2)	14.5	34.8
Prepaid expenses and other current assets	14.4	(1.4)	(10.5)
Other assets	2.3	4.0	(2.6)
Accounts payable	58.9	(3.1)	(14.7)
Income taxes payable	(41.5)	24.3	22.9
Accrued expenses and other current liabilities	16.2	(26.6)	(40.2)
Other liabilities	11.9	4.8	(8.2)

Total adjustments	568.0	153.1	160.1

Net cash provided by operating activities	423.9	427.4	461.9

Notes to Consolidated Financial Statements

Under "Summary of Accounting Policies - Revenue Recognition" (p. 54):

Revenue Recognition
        Wholesale apparel and footwear and accessories sales are recognized either when products are shipped or, in certain situations, upon acceptance by the customer. Retail sales are recorded at the time of register receipt. Allowances for estimated returns are provided when sales are recorded primarily by reducing revenues for the total revenues related to estimated returns, with an offsetting reduction to cost of sales for the cost of the estimated returns. Licensing income is recognized based on the higher of contractual minimums or sales of licensed products reported by our licensees.

Under " Common Stock" (p. 68):

        The Board of Directors has authorized several programs to repurchase our common stock from time to time in open market transactions totaling $1.4 billion. As of December 31, 2006, 49.8 million shares had been acquired at a cost of $1.4 billion and there were no amounts remaining under any uncompleted programs. On February 13, 2007, our Board of Directors authorized an additional $300 million for future stock repurchases.

        Our Board of Directors has authorized our common stock repurchases as a tax-effective means to enhance shareholder value and distribute cash to shareholders and, to a lesser extent, to offset the impact of dilution resulting from the issuance of employee stock options and shares of restricted stock. We believe that we have sufficient sources of funds to repurchase shares without significantly impacting our short-term or long-term liquidity. In authorizing future share repurchase programs, our Board of Directors gives careful consideration to both our projected cash flows and our existing capital resources.

Under "Supplemental Pro Forma Condensed Financial Information" (pp. 80 - 81):

        Certain of our subsidiaries function as co-issuers, obligors and co-obligors (fully and unconditionally guaranteed on a joint and several basis) of the outstanding debt of Jones Apparel Group, Inc. ("Jones"), including Jones Apparel Group USA, Inc. ("Jones USA"), Jones Apparel Group Holdings, Inc. ("Jones Holdings"), Nine West and Jones Retail Corporation ("Jones Retail")(collectively, including Jones, the "Issuers").

        The following condensed consolidating balance sheets, statements of operations and statements of cash flows for the Issuers and our other subsidiaries have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Separate financial statements and other disclosures concerning Jones are not presented as Jones has no independent operations or assets. There are no contractual restrictions on distributions from Jones USA, Jones Holdings, Nine West or Jones Retail to Jones.

Under "Item 9A. Controls and Procedures" (p. 84):

        Based upon this evaluation, our President and Chief Executive Officer and our Chief Financial Officer concluded that both our disclosure controls and procedures and our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

        We have made changes to our internal controls and procedures over financial reporting to address the implementation of SAP, an enterprise resource planning ("ERP") system, that occurred during the fourth quarter of 2006. We began the process of implementing SAP throughout Jones Apparel Group, Inc. and our consolidated subsidiaries. SAP will integrate our operational and financial systems and expand the functionality of our financial reporting processes. During the fourth fiscal quarter of 2006, the Gloria Vanderbilt, Norton McNaughton and Miss Erika businesses were converted to this system. We have adequately controlled the transition to the new processes and controls, with no negative impact to our internal control environment. We expect to roll out the implementation of this system to all locations over a multi-year period. As the phased roll out occurs, we will experience changes in internal control over financial reporting each quarter. We expect this ERP system to further advance our control environment by automating manual processes, improving management visibility and standardizing processes as its full capabilities are utilized.

MARKED TO SHOW CHANGES

Under "Results of Operations - 2006 Compared to 2005" (pp. 36 - 37):

        Wholesale better apparel revenues decreased primarily due to the sale of the Polo Jeans Company business ($278.9 million of the decrease) and the discontinuance of our Easy Spirit apparel line, which we discontinued due to poor retail performance, and our Jones New York Country apparel ~~lines~~line, which we discontinued because we were offering similar products under our Jones New York Signature brand. Decreases in shipments of our Jones New York Sport product line as a result of order reductions from its largest customer were partially offset by increased ~~shipments of~~customer orders for our Nine West apparel product line.

        Wholesale moderate apparel revenues decreased primarily due to decreased shipments of our l.e.i., Joneswear, Nine & Co., Norton McNaughton and Bandolino product lines (primarily to J.C. Penney Company, Inc., Sears Holding Corporation and Kohl's Corporation, who are replacing these brands in their locations with private-label and other products) and the discontinuance ~~of~~by our wholesale customers of their exclusive A|Line, Joneswear Jeans, C.L.O.T.H.E.S. and Latina product lines (primarily sold at J.C. Penney Company, Inc. and Sears Holding Corporation locations). These decreases were partially offset by increased shipments ~~of~~resulting from higher customer orders for our Gloria Vanderbilt and GLO product lines and increased shipments of private label products, including the new Duckhead product line.

        Wholesale footwear and accessories revenues decreased due to (1) decreased shipments of our Nine West accessory ~~and costume jewelry product lines and~~product line due to poor performance and the consolidation of Federated Department Stores, Inc. ("Federated") and May Department Stores ("May"); (2) decreased shipments of our Enzo Angiolini, Sam & Libby and Easy Spirit footwear product lines (primarily due to the Federated ~~Department Stores Inc. and Dillard's Inc.) as well as the~~ and May consolidation and reduced orders from Dillard's Inc. and Kohl's Corporation); (3) discontinuance of the Bandolino~~,~~ and l.e.i. ~~and licensed Tommy Hilfiger~~ costume jewelry product lines~~,~~ due to poor retail performance; and (4) discontinuance of the licensed Tommy Hilfiger costume jewelry product line as a result of the termination of the licensing arrangement. These decreases were partially offset by increased shipments of our Anne Klein and Circa Joan & David footwear product lines due to higher customer orders resulting from strong product performance at retail and an increase in our international footwear business.

        Retail revenues increased due to ~~both~~$71.1 million in revenues from new store openings and a $58.7 million additional revenues resulting from a 4.7% increase in comparable store sales (comparable stores are stores that have been open for a full year, are not scheduled to close in the current period and are not scheduled for an expansion or downsize by more than 25% or relocation to a different street or mall). We began 2006 with 1,086 retail locations and had a net increase of 46 locations during the period to end the period with 1,132 locations.

        SG&A Expenses. SG&A expenses were $1.34 billion in 2006 and $1.33 billion in 2005. ~~D~~A $59.1 million decrease~~s~~ due to the sale of the Polo Jeans Company business~~,~~ and headcount reductions as a result of ~~the~~our strategic ~~review and lower levels of advertising in the current period~~initiatives were offset by $34.1 million of increased expenses resulting from the opening of new retail stores, $11.5 million of higher advertising expenses, $4.3 million recorded in the wholesale better apparel segment in the current period related to the closing of the Secaucus warehouse, $1.2 million recorded in the retail segment related to the closing of our Stein Mart retail locations, $2.3 million recorded in the wholesale moderate apparel segment related to the closing of our Mexican production facilities and $10.0 million recorded in the wholesale footwear and accessories segment related to the termination of a former executive officer and the settlement of litigation concerning a license agreement. SG&A expenses for 2006 also included $2.6 million in the retail segment and $0.9 million recorded in the licensing, other and eliminations segment related to the termination of the former executive officer. SG&A expenses for 2005 included approximately $3.1 million as a result of an arbitration award to a former employee, approximately $3.6 million related to the closing of our Bristol warehouse facility and $1.7 million related to the denim restructuring in the wholesale moderate apparel segment, offset by one-time gains of $5.1 million in the better wholesale apparel segment as a result of a recovery of unauthorized markdown allowances from Saks Incorporated (relating to sales made by Kasper prior to the date of acquisition) and $5.2 million in the retail segment from a landlord repurchase of a retail store operating lease.

Under "Results of Operations - 2005 Compared to 2004" (p. 38):

        In the wholesale better apparel segment, decreased shipments of the Polo Jeans Company, Kasper Suit, Jones New York Signature, Jones New York Dress and Le Suit product lines (due to lower wholesale customer orders) were partially offset by increased shipments of our Nine West, Jones New York Collection and Anne Klein product lines due to higher customer orders based on the products' performance at the retail level.

        Wholesale moderate apparel revenues decreased primarily as a result of a reduction in shipments of our Norton McNaughton product line (primarily as a result of the decision by J.C. Penney Company, Inc. and Sears Holding Corporation to no longer carry this brand) and our l.e.i., private label denim, ~~Norton McNaughton,~~ Erika and Evan~~-~~-Picone product lines (due to lower wholesale customer orders). These reductions were partially offset by increases in our Gloria Vanderbilt, Nine & Company and Bandolino product lines due to higher customer orders, as well as initial shipments of several new product lines, including Pappagallo, Rena Rowan, C.L.O.T.H.E.S., A|Line (which launched in the third quarter of 2004) and the W and Latina private label product lines.

        Wholesale footwear and accessories revenues decreased primarily due to decreased shipments in our Nine West accessories (due to lower wholesale customer orders) and our Nine West~~, Easy Spirit and~~ footwear product line (as a result of Dillard's Inc.'s decision to no longer carry this brand) and our Easy Spirit and Enzo Angiolini footwear product lines (due to lower wholesale customer orders), partially offset by the product lines added as a result of the Maxwell acquisition ($98.6 million for the portion of 2005 for which there were no corresponding shipments in 2004) as well as an increase in our international footwear business.

        Retail revenues increased primarily as the result of approximately $522.0 million in incremental sales from the locations added as a result of the Barneys acquisition as well as ~~sales~~$33.2 million in revenues from new footwear and apparel store openings, partially offset by a $1.4 million revenue reduction resulting from a 0.2% decrease in comparable store sales. We began 2005 with 1,037 retail locations and had a net increase of 49 locations during the period to end the period with 1,086 locations.

Under "Liquidity and Capital Resources" (pp. 40 - 41):

        We repurchased $306.2 million, $235.2 million and $194.9 million of our common stock on the open market during 2006, 2005 and 2004, respectively. As of December 31, 2006, a total of $1.4 billion had been expended under announced programs to acquire such shares and there were no amounts remaining under any uncompleted programs. On February 13, 2007, our Board of Directors authorized an additional $300 million for future stock repurchases. We may make additional share repurchases in the future depending on, among other things, market conditions and our financial condition.

        Our Board of Directors has authorized our common stock repurchases as a tax-effective means to enhance shareholder value and distribute cash to shareholders and, to a lesser extent, to offset the impact of dilution resulting from the issuance of employee stock options and shares of restricted stock. We believe that we have sufficient sources of funds to repurchase shares without significantly impacting our short-term or long-term liquidity. In authorizing future share repurchase programs, our Board of Directors gives careful consideration to both our projected cash flows and our existing capital resources.

        Proceeds from the issuance of common stock to our employees exercising stock options amounted to $32.4 million, $13.4 million and $35.5 million in 2006, 2005 and 2004, respectively.

Consolidated Statements of Cash Flows (p. 51):

Jones Apparel Group, Inc.
Consolidated Statements of Cash Flows
(All amounts in millions)

Year Ended December 31,	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(144.1)	$ 274.3	$ 301.8

Adjustments to reconcile net (loss) income to net cash provided by operating activities, net of acquisitions and sale of Polo Jeans Company business:
Loss on sale of Polo Jeans Company business	45.1	-	-
Gain on sale of stock in Rubicon Retail Limited	(17.4)	-	-
Cumulative effect of change in accounting for share-based payments	(3.1)	-	-
Impairment losses on property, plant and equipment	8.6	-	-
Trademark impairments	50.2	-	0.2
Goodwill Impairment	441.2	-	-
Amortization of original issue discount	-	-	1.3
Amortization expense in connection with employee stock options and restricted stock	17.9	18.3	16.5
Depreciation and other amortization	87.3 ~~105.2~~	84.5 ~~102.8~~	91.2 ~~107.7~~
Equity in earnings of unconsolidated affiliates	(4.5)	(3.2)	(3.8)
Dividends received from unconsolidated affiliates	-	1.3	2.0
Provision for losses on accounts receivable	0.6	1.2	(0.8)
Deferred taxes	(152.8)	42.8	52.8
Loss on repurchase of Zero Coupon Convertible Senior Notes	-	-	8.4
Losses on sales of property, plant and equipment	1.8	5.0	3.8
Other items, net	0.8	(2.2)	-
Changes in operating assets and liabilities:
Accounts receivable	46.3	(11.1)	7.0
Inventories	(16.2)	14.5	34.8
Prepaid expenses and other current assets	14.4	(1.4)	(10.5)
Other assets	2.3	4.0	(2.6)
Accounts payable	58.9	(3.1)	(14.7)
Income taxes payable	(41.5)	24.3	22.9
Accrued expenses and other current liabilities	16.2	(26.6)	(40.2)
Other liabilities	11.9	4.8	(8.2)

Total adjustments	568.0	153.1	160.1

Net cash provided by operating activities	423.9	427.4	461.9

Notes to Consolidated Financial Statements

Under "Summary of Accounting Policies - Revenue Recognition" (p. 54):

Revenue Recognition
        Wholesale apparel and footwear and accessories sales are recognized either when products are shipped or, in certain situations, upon acceptance by the customer. Retail sales are recorded at the time of register receipt. Allowances for estimated returns are provided when sales are recorded primarily by reducing revenues for the total revenues related to estimated returns, with an offsetting reduction to cost of sales for the cost of the estimated returns. Licensing income is recognized based on the higher of contractual minimums or sales of licensed products reported by our licensees.

Under "Common Stock" (p. 68):

        The Board of Directors has authorized several programs to repurchase our common stock from time to time in open market transactions totaling $1.4 billion. As of December 31, 2006, 49.8 million shares had been acquired at a cost of $1.4 billion and there were no amounts remaining under any uncompleted programs. On February 13, 2007, our Board of Directors authorized an additional $300 million for future stock repurchases.

        Our Board of Directors has authorized our common stock repurchases as a tax-effective means to enhance shareholder value and distribute cash to shareholders and, to a lesser extent, to offset the impact of dilution resulting from the issuance of employee stock options and shares of restricted stock. We believe that we have sufficient sources of funds to repurchase shares without significantly impacting our short-term or long-term liquidity. In authorizing future share repurchase programs, our Board of Directors gives careful consideration to both our projected cash flows and our existing capital resources.

Under "Supplemental Pro Forma Condensed Financial Information" (pp. 80 - 81):

        Certain of our subsidiaries function as co-issuers, obligors and co-obligors (fully and unconditionally guaranteed on a joint and several basis) of the outstanding debt of Jones Apparel Group, Inc. ("Jones"), including Jones Apparel Group USA, Inc. ("Jones USA"), Jones Apparel Group Holdings, Inc. ("Jones Holdings"), Nine West and Jones Retail Corporation ("Jones Retail")(collectively, including Jones, the "Issuers").

        ~~Jones and Jones Holdings function as either co-issuers or co-obligors with respect to the outstanding debt securities of Jones USA and the outstanding debt securities of Nine West. In addition, Nine West and Jones Retail function as either a co-issuer or co-obligor with respect to all of Jones USA's outstanding debt securities, and Jones USA functions as a co-obligor with respect to the outstanding debt securities of Nine West as to which Jones and Jones Holdings function as co-obligors.~~

        The following condensed consolidating balance sheets, statements of operations and statements of cash flows for the Issuers and our other subsidiaries have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Separate financial statements and other disclosures concerning Jones are not presented as Jones has no independent operations or assets. There are no contractual restrictions on distributions from Jones USA, Jones Holdings, Nine West or Jones Retail to Jones.

Under "Item 9A. Controls and Procedures" (p. 84):

        Based upon this evaluation, our President and Chief Executive Officer and our Chief Financial Officer concluded that~~, subject to the limitations noted above,~~ both our disclosure controls and procedures and our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

        We have ~~begun the process of implementing~~made changes to our internal controls and procedures over financial reporting to address the implementation of SAP, an enterprise resource planning ("ERP")

system, that occurred during the fourth quarter of 2006. We began the process of implementing SAP throughout Jones Apparel Group, Inc. and our consolidated subsidiaries. SAP will integrate our operational and financial systems and expand the functionality of our financial reporting processes. During the fourth fiscal quarter of 2006, the Gloria Vanderbilt, Norton McNaughton and Miss Erika businesses were converted to this system. We have adequately controlled the transition to the new processes and controls, with no negative impact to our internal control environment. We expect to roll out the implementation of this system to all locations over a multi-year period. As the phased roll out occurs, we will experience changes in internal control over financial reporting each quarter. We expect this ERP system to further advance our control environment by automating manual processes, improving management visibility and standardizing processes as its full capabilities are utilized.

        ~~Except as noted above, there have been no other changes in our internal controls over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.~~